SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003
(January 4, 2003 through to February 2, 2003)

British Biotech
(Translation of Registrant’s Name Into English)

Thames Court, Watlington Road, Oxford OX4 6LY England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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CONTENTS OF REPORT
Document

1.	London Stock Exchange announcement dated 6 January, 2003 relating to notification of interests in shares of directors and connected persons.

2.	News release dated 7 January, 2003, relating to share purchases by senior executives (US announcement).

3.	News release dated 10 January, 2003, relating to listing of American Depositary Shares (US announcement)

4.	News release dated 10 January, 2003, relating to listing of American Depositary Shares (UK announcement)

5.	London Stock Exchange announcement dated 20 January, 2003 relating to press comment on potential acquisitions.

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1.	Name of company

British Biotech plc

2.	Name of director

Dr Peter Fellner (non-executive Chairman)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of shareholder named at 2 above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Fellner

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7.	Number of shares / amount of stock acquired

1 million (1,000,000) shares

8.	Percentage of issued class

0.15 per cent

9.	Number of shares/amount of stock disposed

10.	Percentage of issued class

11.	Class of security

12.	Price per share

3.5p

13.	Date of transaction

6 January, 2003

14.	Date company informed

6 January, 2003

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15.	Total holding following this notification

1 million (1,000,000) shares

16.	Total percentage holding of issued class following this notification

0.15 per cent

2.	Name of director

Mr Tim Edwards (acting Chief Executive Officer)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of shareholder named at 2 above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JS&P Nominees Ltd

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7.	Number of shares / amount of stock acquired

1,188,064 shares

8.	Percentage of issued class

0.18 per cent

9.	Number of shares/amount of stock disposed

10.	Percentage of issued class

11.	Class of security

12.	Price per share

4p

13.	Date of transaction

6 January, 2003

14.	Date company informed

6 January, 2003

15.	Total holding following this notification

1,208,064 shares

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16.	Total percentage holding of issued class following this notification

0.18 per cent

2.	Name of director

Mr Tony Weir (Finance Director)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of shareholder named at 2 above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tony Weir

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7.	Number of shares / amount of stock acquired

928,170 shares

8.	Percentage of issued class

0.14 per cent

9.	Number of shares/amount of stock disposed

10.	Percentage of issued class

11.	Class of security

12.	Price per share

4p

13.	Date of transaction

6 January, 2003

14.	Date company informed

6 January, 2003

15.	Total holding following this notification

1,034,610 shares

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16.	Total percentage holding of issued class following this notification

0.15 per cent

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Tony Weir, 01865 781166

25.	Name and signature of authorised company official responsible for making this notification

Stephen Powers, PR Manager, tel 01865 781147

Date of Notification
6 January 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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News release	British Biotech

January 7, 2003

British Biotech reports share purchases by senior executives

OXFORD, UK – British Biotech plc (LSE: BBG, NASDAQ: BBIOD) today announced public filings that report significant purchases of ordinary shares by the Company’s Chairman, acting Chief Executive Officer and Finance Director, each of whom is a director of the Company.

In a report filed with the London Stock Exchange, the Company reported the purchase on January 6, 2003, of 1,000,000 million ordinary shares by Chairman Dr Peter Fellner at a price of 3.5 pence per share; of 1,188,064 ordinary shares by acting Chief Executive Officer Timothy Edwards at 4 pence per share; and of 928,170 ordinary shares by Tony Weir, Finance Director at 4 pence per share.

——ends——

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

For further information, please contact:

British Biotech plc	Tel: 011-44-1865-781166
Tony Weir, Finance Director

GA Kraut	Tel: 1-212-696-5600
Duke Coffey

British Biotech plc

British Biotech is a research and development stage company aiming to develop and commercialise specialist drugs for serious illnesses. It currently has four products in early clinical studies, supplemented by focused drug discovery research programmes. These are in the fields of inflammatory disease, in collaboration with Serono; and bacterial infections, in collaboration with GeneSoft.

British Biotech currently has 86 employees, and had £42.8 million cash and liquid resources at October 31, 2002.

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News release	British Biotech

January 10, 2003

NASDAQ confirms continued listing of British Biotech American Depositary Shares

Symbol to revert to BBIOY on January 16

OXFORD, U.K. – Further to its statements of December 3, 2002, and December 17, 2002, British Biotech announces that it has been advised by the NASDAQ Listing Qualifications Panel that the Company has satisfied the Panel’s requirements for continued listing of British Biotech American Depositary Shares (ADSs) on The NASDAQ National Market.

Accordingly, the Panel has advised British Biotech that the hearing requested by the Company to review the NASDAQ Staff Determination regarding delisting of its ADSs is considered moot and that the hearing file has been closed.

British Biotech received the NASDAQ Staff Determination indicating that its ADSs were subject to delisting from The NASDAQ National Market on November 28, 2002. This was because the Company had, at that time, failed to comply with the minimum bid price requirement of $1.00 for continued listing set forth in NASDAQ Marketplace Rule 4450(a)(5).

As a result, British Biotech amended the ratio of its ADSs to its ordinary shares from one-for-ten (1:10) to one-for-forty (1:40). This change took effect on December 16, 2002 and raised the minimum bid price for British Biotech ADSs above $1.00, the minimum bid price required for inclusion in The NASDAQ National Market. British Biotech also provided ADS holders appropriate materials providing details as to how they may exchange their existing ADSs for new ADSs reflecting the revised ratio. The ADSs are currently quoted on the NASDAQ National Market under the symbol BBIOD, this will revert to BBIOY on January 16, 2002.

The bid price for British Biotech ADSs was $2.91 at close of business on January 9, 2003.

——ends——

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 011-44-1865-781166

G.A. Kraut Inc	Tel: 212-696-5600
Duke Coffey

Safe harbor statement: this news release contains forward-looking statements that reflect British Biotech’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially and depend, among other factors, including the success of British Biotech’s research strategy, the commercial viability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties relating to the regulatory process and the successful commercialization of any new products that British Biotech may develop. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information – Risk Factors” included in British Biotech’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-20104).

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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News release	British Biotech

10 January, 2003

Nasdaq confirms continued listing of
British Biotech American Depositary Shares

Further to its statements of 3 December, 2002, and 17 December, 2002, British Biotech (LSE: BBG, NASDAQ: BBIOD) has been advised by the Nasdaq Listing Qualifications Panel that the Company has satisfied the Panel’s requirements for continued listing of British Biotech American Depositary Shares (ADSs) on The Nasdaq National Market.

British Biotech amended the ratio of its ADSs to its ordinary shares from one-for-ten (1:10) to one-for-forty (1:40). This change took effect on December 16, 2002 and raised the minimum bid price for British Biotech ADSs above $1.00, the minimum bid price required for inclusion in The NASDAQ National Market.

British Biotech ADSs are currently quoted on Nasdaq under the symbol BBIOD; this will revert to BBIOY on 16 January, 2003. There is no impact on the continued listing of British Biotech’s ordinary shares on the London Stock Exchange.

——ends——

Enquiries:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166

Brunswick Group	Tel: 020 7404 5959
Jon Coles

Safe Harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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20 January, 2003

Statement from British Biotech on recent press comment on potential acquisitions

British Biotech PLC (“British Biotech”) has noted the recent press comment surrounding a potential acquisition of Ribotargets PLC (“Ribotargets”) by British Biotech. At the time of Dr Fellner’s appointment as Chairman of British Biotech on 4 December, 2002, he commented that there was a significant opportunity to create value within the biotechnology sector, through the consolidation of companies with good R&D and/or pipeline products. Consistent with this statement, British Biotech is continually evaluating its strategic options and has consequently held preliminary discussions with several companies including Ribotargets. These discussions are at an early stage. If and when appropriate, a further announcement will be made.

——ends——

Enquiries:

British Biotech
Tony Weir, Finance Director
01865 781166

Brunswick
Jon Coles
020 7404 5959

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date:	February 3, 2003	Signed: /s/ Tony Weir

Name: Tony Weir Title: Finance Director